IGTA Merger Sub Limited

875 Washington Street

New York, NY 10014

Telephone: (315) 636-6638

May 5, 2025

VIA EDGAR

Ms. Mariam Mansaray

Ms. Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	IGTA Merger Sub Limited (the “Company”)
Registration Statement on Form S-4
(File No. 333-276929) (the “Registration Statement”)

Dear Ms. Mansaray and Ms. Woo:

Reference is made to our letter, filed as correspondence via EDGAR on May 1, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for May 5, 2025, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date.

Please direct any questions or comments regarding this correspondence to Ted Paraskevas at Loeb & Loeb LLP, our counsel, at 212-407-4971.

Very truly yours,

IGTA Merger Sub Limited

By:	/s/ Cheuk Hang Chow
Name:	Cheuk Hang Chow
Title:	Chief Executive Officer